SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 14, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 14, 2007

TAM and United Airlines begin codeshare and frequent flyer partnership today

     Frequent flyers of both airlines will enjoy mileage or points accrual and redemption, airlines will offer codeshare flights between Brazil and the U.S.

São Paulo, November 14, 2007 – Customers from TAM (Bovespa: TAMM4 and NYSE: TAM) and United Airlines (NASDAQ: UAUA), a founding member of Star Alliance, will gain increased service to North and South America under a new codeshare agreement that begins today. Customers from both airlines may now earn and redeem frequent flyer miles or points on the partner carrier.

The partnership enables both companies to offer more flight options to customers traveling between Brazil and the United States. United Mileage Plus members will earn and redeem miles on all TAM and TAM Mercosur operated flights, and TAM’s Fidelidade members will earn miles and redeem points on United, Ted, which is United’s low fare carrier that serves leisure destinations, and United Express regional jet flights.

By combining the two networks, TAM customers may now purchase tickets on United Airlines operated flights between Brazil and the United States, departing Rio de Janeiro and Sao Paulo to Washington, D.C. and Chicago. The agreement will also enable passengers to connect to several destinations in the United States, including Atlanta, Boston, Dallas, Denver, Las Vegas, Los Angeles, San Francisco and Seattle, among others. United Airlines will offer service on flights operated by TAM from Miami and New York to the cities of Sao Paulo and Manaus, enabling passengers to connect to several points in Brazil.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 46.6% domestic market share and 71.2% international market share at the end of October 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

About United
United Airlines (NASDAQ: UAUA) operates more than 3,600** flights a day on United, United Express and Ted to more than 200 U.S. domestic and international destinations from its hubs in Los Angeles, San Francisco, Denver, Chicago and Washington, D.C. With key global air rights in the Asia-Pacific region, Europe and Latin America, United is one of the largest international carriers based in the United States. United also is a founding member of Star Alliance, which provides connections for our customers to 855 destinations in 155 countries worldwide. United's 55,000 employees reside in every U.S. state and in many countries around the world. News releases and other information about United can be found at the company's Web site at united.com.
**Based on the flight schedule between Jan. 1, 2007 and Dec. 31, 2007.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.